UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No )*

Genetron Holdings Limited
(Name of Issuer)

Ordinary shares, par value US$0.00002 per share
(Title of Class of Securities)

37186H100**
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 37186H100 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “GTH.” Each ADS represents five ordinary shares, par value US$0.00002 per share (“ordinary shares”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37186H100

1.	Names of Reporting Persons CICC Capital Operation Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -
	6.	Shared Voting Power 57,824,500 ordinary shares(1)
	7.	Sole Dispositive Power - 0 -
	8.	Shared Dispositive Power 57,824,500 ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,824,500 ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 12.77% (2)
12.	Type of Reporting Person CO

(1) Represents (i) 44,165,500 ordinary shares held by Tianjin Kangyue Business Management Partnership (Limited Partnership)(“Tianjin Kangyue”) and the investment and voting decisions with respect to the Ordinary Shares held by Tianjin Kangyue are made by CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd. (“CICC Kangzhi”) through an investment committee of CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)(“CICC Kangrui”), currently consisting of four individuals. CICC Kangrui is a limited partner of Tianjin Kangyue, of which the general partner is CICC Kangzhi. CICC Kangzhi is also a general partner of Tianjin Kangyue and is controlled by CICC Capital Operation Co., Ltd. through contractual arrangements; and (ii) 13,659,000 ordinary shares held by CICC Healthcare Investment Fund, L.P. (“CICC Healthcare Investment”). The general partner of CICC Healthcare Investment is CICC Healthcare Investment Management Limited (“CICC HIM”), which is in turn controlled by CICC Capital (Cayman) Limited (“CICC Capital Cayman”). The investment and voting decisions with respect to the ordinary shares held by CICC Healthcare Investment are made by an investment committee of CICC HIM, currently consisting of three individuals, each of whom is also employed by CICC Capital Operation Co., Ltd. and serves on the investment committee of CICC Kangrui described above.

(2) Calculated based on 452,807,305 ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP No. 37186H100

1.	Names of Reporting Persons CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -
	6.	Shared Voting Power 44,165,500 ordinary shares(1)
	7.	Sole Dispositive Power - 0 -
	8.	Shared Dispositive Power 44,165,500 ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,165,500 ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.75% (2)
12.	Type of Reporting Person CO

(1) Represents 44,165,500 ordinary shares held by Tianjin Kangyue Business Management Partnership (Limited Partnership)(“Tianjin Kangyue”) and the investment and voting decisions with respect to the Ordinary Shares held by Tianjin Kangyue are made by CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd. (“CICC Kangzhi”) through an investment committee of CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)(“CICC Kangrui”), currently consisting of four individuals. CICC Kangrui is a limited partner of Tianjin Kangyue, of which the general partner is CICC Kangzhi. CICC Kangzhi is also a general partner of Tianjin Kangyue and is controlled by CICC Capital Operation Co., Ltd. through contractual arrangements.

(2) Calculated based on 452,807,305 ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP No. 37186H100

1.	Names of Reporting Persons CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -
	6.	Shared Voting Power 44,165,500 ordinary shares(1)
	7.	Sole Dispositive Power - 0 -
	8.	Shared Dispositive Power 44,165,500 ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,165,500 ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.75% (2)
12.	Type of Reporting Person PN

(1) Represents 44,165,500 ordinary shares held by Tianjin Kangyue Business Management Partnership (Limited Partnership)(“Tianjin Kangyue”) and the investment and voting decisions with respect to the Ordinary Shares held by Tianjin Kangyue are made by CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd. (“CICC Kangzhi”) through an investment committee of CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)(“CICC Kangrui”), currently consisting of four individuals. CICC Kangrui is a limited partner of Tianjin Kangyue, of which the general partner is CICC Kangzhi. CICC Kangzhi is also a general partner of Tianjin Kangyue and is controlled by CICC Capital Operation Co., Ltd. through contractual arrangements.

(2) Calculated based on 452,807,305 ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP No. 37186H100

1.	Names of Reporting Persons Tianjin Kangyue Business Management Partnership (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -
	6.	Shared Voting Power 44,165,500 ordinary shares(1)
	7.	Sole Dispositive Power - 0 -
	8.	Shared Dispositive Power 44,165,500 ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,165,500 ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.75% (2)
12.	Type of Reporting Person PN

(1) Represents 44,165,500 ordinary shares held by Tianjin Kangyue Business Management Partnership (Limited Partnership)(“Tianjin Kangyue”) and the investment and voting decisions with respect to the Ordinary Shares held by Tianjin Kangyue are made by CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd. (“CICC Kangzhi”) through an investment committee of CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)(“CICC Kangrui”), currently consisting of four individuals. CICC Kangrui is a limited partner of Tianjin Kangyue, of which the general partner is CICC Kangzhi. CICC Kangzhi is also a general partner of Tianjin Kangyue and is controlled by CICC Capital Operation Co., Ltd. through contractual arrangements.

(2) Calculated based on 452,807,305 ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP No. 37186H100

1.	Names of Reporting Persons CICC Capital (Cayman) Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -
	6.	Shared Voting Power 13,659,000 ordinary shares(1)
	7.	Sole Dispositive Power - 0 -
	8.	Shared Dispositive Power 13,659,000 ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,659,000 ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.02% (2)
12.	Type of Reporting Person CO

(1) Represents 13,659,000 ordinary shares held by CICC Healthcare Investment Fund, L.P. (“CICC Healthcare Investment”). The general partner of CICC Healthcare Investment is CICC Healthcare Investment Management Limited (“CICC HIM”), which is in turn controlled by CICC Capital (Cayman) Limited. The investment and voting decisions with respect to the ordinary shares held by CICC Healthcare Investment are made by an investment committee of CICC HIM, currently consisting of three individuals, each of whom is also employed by CICC Capital Operation Co., Ltd.

(2) Calculated based on 452,807,305 ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP No. 37186H100

1.	Names of Reporting Persons CICC Healthcare Investment Management Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -
	6.	Shared Voting Power 13,659,000 ordinary shares(1)
	7.	Sole Dispositive Power - 0 -
	8.	Shared Dispositive Power 13,659,000 ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,659,000 ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.02% (2)
12.	Type of Reporting Person CO

(1) Represents 13,659,000 ordinary shares held by CICC Healthcare Investment Fund, L.P. (“CICC Healthcare Investment”). The general partner of CICC Healthcare Investment is CICC Healthcare Investment Management Limited (“CICC HIM”), which is in turn controlled by CICC Capital (Cayman) Limited. The investment and voting decisions with respect to the ordinary shares held by CICC Healthcare Investment are made by an investment committee of CICC HIM, currently consisting of three individuals, each of whom is also employed by CICC Capital Operation Co., Ltd.

(2) Calculated based on 452,807,305 ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP No. 37186H100

1.	Names of Reporting Persons CICC Healthcare Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -
	6.	Shared Voting Power 13,659,000 ordinary shares(1)
	7.	Sole Dispositive Power - 0 -
	8.	Shared Dispositive Power 13,659,000 ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,659,000 ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.02% (2)
12.	Type of Reporting Person PN

(1) Represents 13,659,000 ordinary shares held by CICC Healthcare Investment Fund, L.P. (“CICC Healthcare Investment”). The general partner of CICC Healthcare Investment is CICC Healthcare Investment Management Limited (“CICC HIM”), which is in turn controlled by CICC Capital (Cayman) Limited. The investment and voting decisions with respect to the ordinary shares held by CICC Healthcare Investment are made by an investment committee of CICC HIM, currently consisting of three individuals, each of whom is also employed by CICC Capital Operation Co., Ltd.

(2) Calculated based on 452,807,305 ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

Item 1(a).	Name of Issuer:

Genetron Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1-2/F, Building 11, Zone 1, No.8 Life Science Parkway

Changping District, Beijing, 102206

People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	CICC Capital Operation Co., Ltd. (“CICC Capital Operation”)

(2)	CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd. (“CICC Kangzhi”)

(3)	CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership) (“CICC Kangrui”)

(4)	Tianjin Kangyue Business Management Partnership (Limited Partnership) (“Tianjin Kangyue”)

(5)	CICC Capital (Cayman) Limited (“CICC Capital”)

(6)	CICC Healthcare Investment Management Limited (“CICC Healthcare Investment Management”)

(7)	CICC Healthcare Investment Fund, L.P. (“CICC Healthcare Investment”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 9th Floor China World Tower 2, No.1 Jian Guo Men Wai Avenue, Beijing 100004, PRC.

Item 2(c).	Citizenship:

CICC Capital Operation – People’s Republic of China

CICC Kangzhi – People’s Republic of China

CICC Kangrui – People’s Republic of China

Tianjin Kangyue – People’s Republic of China

CICC Capital – Cayman Islands

CICC Healthcare Investment Management – Cayman Islands

CICC Healthcare Investment – Cayman Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value US$0.00002 per share

Item 2(e).	CUSIP Number:

CUSIP number 37186H100 has been assigned to the ADSs of the Issuer, each ADS representing five ordinary shares, par value US$0.00002 per share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

Item 4(a) Amount beneficially owned:

(i) 44,165,500 ordinary shares held by Tianjin Kangyue and the investment and voting decisions with respect to the Ordinary Shares held by Tianjin Kangyue are made by CICC Kangzhi through an investment committee of CICC Kangrui, currently consisting of four individuals. CICC Kangrui is a limited partner of Tianjin Kangyue, of which the general partner is CICC Kangzhi. CICC Kangzhi is also a general partner of Tianjin Kangyue and is controlled by CICC Capital Operation Co., Ltd. through contractual arrangements; and (ii) 13,659,000 ordinary shares held by CICC Healthcare Investment. The general partner of CICC Healthcare Investment is CICC HIM, which is in turn controlled by CICC Capital Cayman. The investment and voting decisions with respect to the ordinary shares held by CICC Healthcare Investment are made by an investment committee of CICC HIM, currently consisting of three individuals, each of whom is also employed by CICC Capital Operation Co., Ltd. and serves on the investment committee of CICC Kangrui described above. Therefore, CICC Capital Operation may be deemed to beneficially own the ordinary shares held by Tianjin Kangyue and CICC Healthcare Investment.

There had been no change of the amount beneficially owned by each of the Reporting Persons since the date that the ordinary shares were registered pursuant to Section 12 of the Act until the date of this Schedule 13G.

Items 4(b) - (c):

The information required by Items 4(b) - (c) is set forth in Rows 5 to 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2022

CICC Capital Operation Co., Ltd.

By:	/seal/ CICC Capital Operation Co., Ltd. /s/ Junbao Shan
Name: Junbao Shan Title: Officer

CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.
By:	/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd. /s/ Xia Wu
Name: Xia Wu Title: Officer

CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership) By: CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., its general partner
By:	/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd. /s/ Xia Wu
Name: Xia Wu Title: Officer

Tianjin Kangyue Business Management Partnership (Limited Partnership) By: CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., its general partner
By:	/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd. /s/ Xia Wu
Name: Xia Wu Title: Officer

CICC Capital (Cayman) Limited
By:	/s/ Junbao Shan
Name: Junbao Shan Title: Director

[Signature page to Schedule 13G]

CICC Healthcare Investment Management Limited
By:	/s/ Xia Wu
Name: Xia Wu Title: Director

CICC Healthcare Investment Fund, L.P. By: CICC Healthcare Investment Management Limited, its general partner
By:	/s/ Xia Wu
Name: Xia Wu Title: Director

[Signature page to Schedule 13G]

Exhibit Index

Exhibit	Description
99.1	Joint Filing Agreement, dated March 14, 2022, by and among CICC Capital Operation Co., Ltd., CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership), Tianjin Kangyue Business Management Partnership (Limited Partnership), CICC Capital (Cayman) Limited, CICC Healthcare Investment Management Limited and CICC Healthcare Investment Fund, L.P.